

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 6, 2012

<u>Via E-mail</u>
Mr. R. Thomas Kidd
Chief Executive Officer
DoMark International, Inc.
254 S Ronald Reagan Blvd, Ste. 134
Longwood, FL 32750

>   **Re: DoMark International, Inc.**
>   **Form 10-K for Fiscal Year Ended May 31, 2011**
>   **Filed September 14, 2011**
>   **File No. 333-136247**

Dear Mr. Kidd:

We are in receipt of your response to our comment letter dated January 4, 2012. Due to your inability to provide the required audited financial statements in your filing for the fiscal year ended May 31, 2010, we are unable to complete our review and therefore do not have any further comments at this time. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

>   Sincerely,
>
>   /s/ Carlos Pacho for
>
>   Larry Spirgel
>   Assistant Director